Exhibit 99.2

PROXY CARD

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

JANUARY 31, 2025

YOUR VOTE IS IMPORTANT
FOLD AND DETACH HERE

MultiMetaVerse Holdings Limited

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
JANUARY 31, 2025

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated December 10, 2024, in connection with the Extraordinary General Meeting to be held at 9:30 a.m. local time on January 31, 2025 at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via https://loeb.zoom.us/j/99196139171?pwd=hWWc8Dj8oQz3gMPPq1pgawVYCvMRDd.1 (Meeting ID: 991 9613 9171.)

The undersigned hereby appoints each of Yiran Xu and Nick Li, either of whom may act, as the attorney and proxy of the undersigned, with power of substitution, to vote all shares of the Class A ordinary shares, no par value, of MultiMetaVerse Holdings Limited (the “Company”) registered in the name provided, which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxy is instructed to vote or act as follows on the proposal set forth in this Proxy Statement.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS TO BE VOTED ON AT THE SPECIAL METING.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE TWO PROPOSALS.

Proposal 1. Charter Amendment Proposal — To authorize the Board of Directors (the “Board”), at the discretion of the Board, to approve (i) the consolidation of the Company’s class A ordinary shares (the “Ordinary Shares”) with a ratio in the range between and including 10-to-1 shares and 20-to-1 shares (the “Share Consolidation”), with such ratio to be determined by the Board (the “Ratio”), for the primary purpose of maintaining the Company’s listing on the Nasdaq Stock Market LLC (“Nasdaq”), (ii) the change to the maximum number of Ordinary Shares the Company is authorized to issue following the Share Consolidation based on the Ratio (the “Share Capital Change”), and (iii) the amendment of the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter Amendment”) to reflect the Share Consolidation and the Share Capital Change (together, the “Charter Amendment Proposal”).

For ☐	Against ☐	Abstain ☐

Proposal 2. The Adjournment Proposal To consider and vote upon a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Charter Amendment Proposal.

For ☐	Against ☐	Abstain ☐
Dated: __________________, 2024

Dated: _____ __, 2024	Shareholder’s Signature

Shareholder Signature

Shareholder’s Signature

Signature should agree with name printed hereon. If share is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO

CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 AND 2 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.